Exhibit 2

Elbit Systems Ltd.
Monitoring | January 2019
(Unofficial English Translation)
This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the origin language.

Contacts:
Sigal Issaschar, VP, Head of Corporate Financing Sector – Primary Rating Assessor
i.sigal@midroog.co.il
Liat Kadish, CPA, Senior Team Leader – Secondary Rating Assessor
Liatk@midroog.co.il

Midroog

Elbit Systems Ltd.

Series rating	Aa1.il	Rating outlook: Negative
Midroog is removing from credit review the rating of debentures (Series A) issued by Elbit Systems Ltd. ("Elbit" or "the Company"), and affirms its rating of Aa1.il, changing the rating outlook to Negative.
Outstanding debentures rated by Midroog:

Debenture series	Securities ID	Rating	Rating outlook	Final maturity
A	1119635	Aa1.il	Negative	June 30, 2020
Summary of rating rationale
The Negative rating outlook was specified due to expected erosion in the Company's financial profile, following the acquisition of Israel Military Industries ("IMI") in November 2018, since this significant transaction involves an increase in financial debt, including an increase in pension liabilities with regard to IMI employees, along with our estimate of the negative contribution by IMI to Elbit profitability and cash flows – at least over the coming year. Midroog estimates the increase in adjusted debt, due to the transaction and to consolidation of IMI, at USD 700 million, including liabilities with respect to an agreed retirement program at IMI, as noted above. In the base scenario, Midroog does not expect Elbit to significantly reduce its financial debt in 2019-2020 through free cash flow from its operations. In this scenario, Midroog expects in those years slower debt coverage ratios for Elbit (consolidated with IMI), to X3.0 for adjusted financial debt to EBITDA and to X3.6 for adjusted financial debt to FFO, compared to X1.8 and X2.3 as of September 30, 2018, prior to the acquisition. Midroog believes that under a more optimistic scenario with regard to Elbit success with improving IMI profitability, the coverage ratios may be in a faster range than in the base scenario, although we do not assume this will be the case prior to 2020. Future leverage would also be impacted by Elbit's financial policy with regard to other acquisitions and dividend policy, with Midroog's base scenario assuming continuation of the current dividend policy and only moderate further acquisitions. The Company rating may be lower over the next 12-24 months, should Midroog believe it to be highly likely that the Company would be unable to restore coverage ratios to a level lower than X2.5 for debt to EBITDA or, alternatively, should we believe that erosion in the Company's financial position is more significant than estimated.
The Company rating is re-affirmed given its leading business position in the defense industry in Israel and in niche defense segments around the world. The Company's position is supported by strong international reputation and extensive, diverse defense operations, with revenues of USD 3.6 billion in the four most recent quarters1, across multiple product lines and geographic territories, which support revenue stability across cycles of global defense budgets. The Company's relative advantages derive from its ability to develop innovative and relevant technology solutions that are appropriate to changes in the global defense industry. Based on these attributes, Elbit has achieved in recent years significant growth in order backlog and in revenues. Over time, the Company's growth opportunities derive from acquisition of companies and operations that contribute to synergies and improve the added value to customers.

1 - The quantitative data herein refers to Elbit Systems' operations prior to the IMI acquisition, unless indicates that data is pro-forma for the acquisition or based on the forecast for the consolidated entity.

2	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

The Company has a positive track record from M&A activity. Elbit's profitability is not favorable for the rating but is notably stable, with operating margins (before other income/expenses) ranging between 8.0%-9.0% over the past three years. Midroog believes that the Company's capacity to improve efficiency is limited, due to the need to maintain high quality technological advantages and leadership position, as well as high quality human resources. Midroog believes that competitive pressures in the international defense sector and Elbit's growth strategy would continue to exert pressure on profitability.
Midroog believes that the IMI acquisition is a proper fit for Elbit assets, complementing its capabilities in active defense systems and in precise rocket artillery as well as in improvement of armored military vehicles. Midroog believes that Elbit milestones in development and engineering of electronic warfare systems offer a potential for integration with and improvement of part of IMI's combat systems. Midroog's sees the potential for marketing synergy for IMI sales within Elbit, based on Elbit's extensive international presence and by joining forces in several territories. Moreover, Elbit's established presence in the US defense market may provide leverage for marketing of IMI products in this market. However, Midroog' is unable to quantitatively assess and establish the extent of marketing synergy between these two companies and the time required for achieving it – hence it is not included in Midroog’s base scenario. We believe that the IMI acquisition increases the strategic significance of Elbit for Israel's Ministry of Defense, with expected sales of USD 1.2-1.3 billion (proforma figures as estimated by Midroog) for the consolidated company to the local defense market.
Midroog sees organizational and financial challenges facing Elbit in this acquisition. IMI has struggled for many years with increasing its revenues and improving its profitability, due to low operating efficiency and to cash flow challenges. In recent years, IMI has taken a range of streamlining measures, but IMI still records high losses. The acquisition transaction includes an agreed retirement program for a significant number of IMI employees. Elbit is required to bear the cost of such retirement and to support IMI's working capital needs – which mean significant obligations for Elbit, in addition to the direct cost involved with the IMI acquisition, but this should result in an improved cost structure. Conversely, the transaction provides, over the medium to long term, potential for significant monetary compensation to IMI, payable by the State, upon vacating land in Ramat HaSharon and relocating its operations to Ramat Beka in the Negev region, with most of this compensation not expected to be received before 2023. The complexity of the transaction and the set of agreements, which present milestones for several years to come, increase the uncertainty in this preliminary stage with regard of this relocation effort. Midroog assumes that Elbit's successful track record with major M&A in the past would support such challenges.
In our assessment, the global defense industry is characterized by low-medium risk, especially in view of the long cycle of demand and high barriers to entry. The industry has started to post renewed growth over the past two years, with expected 3%-5% growth in defense expenditures world-wide in 2019, based on Moody's forecast1, led by growth in the US defense budget.
Midroog's base scenario anticipates annual growth at 3%-4% in Elbit's order backlog in 2019-2020, to be supported, inter alia, by aforementioned growth in defense budgets and by the Company's product offering, which supports the needs in the present and future battle field. Consolidated with IMI revenues, we anticipate annual revenues for the consolidated company to range between USD 4.3-4.5 billion over the forecast period. We believe that Elbit's operating margin (excluding IMI and before other income/expenses) should remain within the 8%-9% range, but IMI consolidation should decrease operating margin to a lower 7%-8% range (before other income/expenses); this Midroog scenario includes an assumption with regard to improved gross margin at IMI, upon gradual implementation of the early retirement program and improved working capital management, as well as assuming limited operating synergy for Elbit-IMI over the short to medium term, following the acquisition by Elbit. Midroog's base scenario assumes Elbit EBITDA for 2018 would be USD 430 million (before IMI consolidation), and would range between USD 430-470 million in 2019-2020 (with IMI consolidation). The Company has reasonable liquidity, primarily based on significant available credit facilities, but liquidity is not favorable due to the high, volatile need for working capital and the need for

3	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

significant debt re-financing in 2019-2020, along with negative to moderately positive free cash flow over the coming year.
Elbit Systems Ltd. (Consolidated) - Key Data (USD in millions):

	9M 2018	9M 2017	FY 2017	FY 2016	FY 2015	FY 2014
Revenues	2,606	2,368	3,378	3,260	3,108	2,958
Operating income (before others)	209	216	319	281	269	241
Operating margin	8.0%	9.1%	9.5%	8.6%	8.6%	8.1%
Adjusted financial debt* to CAP	29.2%	28.6%	24.2%	24.8%	30.5%	36.3%
Adjusted financial debt* to EBITDA	1.8	1.6	1.3	1.3	1.6	1.9
Adjusted financial debt* to FFO	2.3	1.8	1.4	1.6	1.7	2.8

*	Adjusted financial debt includes the fair value of the hedging component in respect of NIS-denominated debt and total excess obligations to severance pay fund.
Detailed rating considerations
Low-medium industry risk, expectation of growth in global defense budgets over the short to medium term
The scope of activity in the defense industry sector is strongly correlated with government defense budgets, which typically have a relatively long cycle. Change in this trend may result from unexpected defense confrontations, as evident from time to time, as well as from severe economic crises that may impact government budgets as they were at the beginning of this decade. In recent years, defense threats in Western countries, geopolitical change, conflicts and tensions in various parts of the world have resulted in several countries increasing their defense budgets, in tandem with the global economic recovery. Consequently, according to Moody's forecasts2, global defense spending is expected to increase in 2018-2019 by 3.0%-5.0%, following a moderate annual average increase of about 1.0% in 2015-2017, which followed a sustained slowdown in 2011-2014 (according to SIPRI data). The forecast increase in defense budgets worldwide is supported by the expectation of an increase in US defense spending, which constitutes 35%-40% of total global defense spending over time, with the recent approval of a higher budget basis by the Trump administration. Furthermore, this expected growth is based on increased spending by NATO members and other countries, as part of an effort to protect and maintain borders against geopolitical risks, ongoing military and defense conflicts and instability in various parts of the world. These include tensions between Russia and China and the West, terror attacks in various geographical regions and separatist trends in several key countries, mainly in the Middle East and Asia. Nevertheless, Moody's estimates that most of NATO countries would still fail to meet a spending target of 2.0% from GDP.
The industry is in relatively high competition, with defense budgets being focused , larger share of fixed-price contracts, mainly from the US Department of Defense, shorter time to market and compliance with schedule, and all this, following several years of slow-down, which resulted in large international companies entering developing markets, sale price pressures, as well as increasing demand from customers for increased R&D spending by the companies and for better financing terms, including longer customer credit days. The level of competition has resulted in a growing M&A trend in the industry in recent years, stemming from the desire to expand the range of solutions and products and to create more significant economies of scale, in order to compet for budgets of strategic customers.

2 - Aerospace and defense - Global: 2019 outlook positive on growth in commercial aircraft deliveries and strong defense spending, December 2018

4	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

The evolution of the defense concept, as reflected in priorities based on defense budgets of the US Department of Defense and of other developed nations (mainly in Western Europe), leads to budgets being shifted to aerial warfare at the expense of land warfare and a stronger emphasis being put on precise asymmetrical warfare in several arenas simultaneously, use of unmanned systems and tools, intelligence, surveillance and reconnaissance as well as cyber warfare. In general, these changes support the Israeli defense industry, which provides for these needs. Midroog estimates that demand for high-speed, technology-intensive systems, command and control systems, individual soldier protection, advanced electronic systems, homeland defense systems (HLS) and precision missile systems will continue to grow.
Other risk factors in the sector are: Dependence on prime contractors – most defense companies serve as sub-contractors, as second- and third-level suppliers. Sub-contractors are exposed to the competitive positioning of the prime contractors and typically have a lower price flexibility; Large, ongoing projects, most of them at fixed price, which generate exposure to unexpected changes in expenses and ability to manage projects closely; A large component of fixed payroll and overhead expenses, including an R&D component, which are onerous to profitability at times of reduced activity and which impact operating flexibility; Low credit risk, including in light of certain customer advances that contribute to liquidity features, high entry barriers that provide an advantage to legacy competitors; Strategic importance for base countries, stemming from the knowledge and technological capabilities inherent in their operations.
Elbit capabilities in engineering and integration of electronic warfare systems offer a potential for improvement of IMI combat systems and expansion of territorial penetration
Elbit Systems' business profile is supported by a significant business volume, with total sales of USD 3.6 billion in the four most recent quarters ended September 30, 2018 and in broad diversification across four key operating segments: airborne systems segment (39% of revenues for the period), C4ISR segment (33%), land vehicle systems segment (16%) and electro-optical systems segment (9%). Some 79% of Company revenues, on average over the past three years, are from exports which are highly diversified across geographical regions (26% of sales in the four quarters ended September 30, 2018 are from North America, 21% are from Asia Pacific, 20% from Europe and another 5% from Latin America). Midroog believes that the Company's broad business diversification across multiple geographic territories and many different projects and products within the defense industry, contributes to its revenue stability throughout the economic cycle and somewhat moderates the cyclical risk in the industry. On the other hand, strong price pressures in the industry and the fact that Elbit is a sub-contractor in many export projects, may impede its profitability, both in terms of pricing of future projects and in terms of product launch time and deviation from original schedules. Elbit's position is supported its product profile in the defense electronics segments, adapted for challenges of the future battle field, as set forth above, as well as by relevant solutions for emerging markets with strong potential growth. The Company has relatively high R&D expenses, which support continued maintenance of its technological edge and its ability to provide solutions appropriate for needs of military defense organizations, internal defense and civilian needs. The Company has proven experience in M&A resulting in synergy and business development of complementary technologies, while establishing a strategy of penetration into and focus on growing markets.
On November 25, 2018, Elbit closed the acquisition of 100% of IMI share capital, previously held by the State of Israel, for consideration amounting to USD 495 million (NIS 1.8 billion), in addition to future payment of USD 27 million (NIS 100 million) contingent on IMI performance, as set forth in the sale agreement. In Midroog's opinion, The IMI acquisition is a component of the Company's long-term strategy of expanding the range of products and systems offered by Elbit to its customers world-wide, as well as to Israel's Ministry of Defense. The transaction highlights integration of IMI products into Elbit's Land Systems Division and improvement of both companies' solutions in this field, through Elbit's strong integration capabilities in the field of advanced defense system engineering. Midroog believes that the potential for integration and improvement lies in these segments: active defense systems against rockets ("Iron Fist"), precise guided

5	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

munitions (rocket and shell artillery products from IMI) and protection of armored military vehicles. Thus, for example, the "Iron Fist" active defense system, developed by IMI provides Elbit with business potential, to utilize the relative advantages of "Iron Fist " and to improve the solution, together with complementary Elbit solutions in command and control, electro-optic and electronics engineering. Moreover, IMI's shell artillery systems involve large projects integrating launchers, guided munition, precise rockets and integration with other command and control components required to provide a comprehensive solution. IMI has a strong position in the field of precise guided munitions for hitting stationary targets. IMI sales in this field are both for export and for the Ministry of Defense and are complementary to Elbit's product line. Both IMI and Elbit have a dominant position in the field of improving armored military vehicles for the IDF and their integration could result in business potential for Elbit in this area. Midroog sees the potential for marketing synergy of IMI sales within Elbit, based on Elbit's extensive marketing presence in international territories and given that currently, most IMI sales are targeted at the local market. Moreover, Elbit's established position in the US defense market may provide leverage for marketing of IMI products in this market. However, Midroog' is unable to quantitatively assess and establish the extent of marketing synergy between these two companies and the time required for achieving it – hence it is not included in Midroog’s base scenario.
Midroog believes that the IMI acquisition contributes to Elbit's strategic importance for Israel's Ministry of Defense, with expected sales of USD 1.2-1.3 billion for the consolidated company to the local defense market (proforma estimate), compared to USD 740 million in the four quarters ended September 30, 2018 – although we did originally estimate Elbit’s strategic importance as being high. Israel's Ministry of Defense is a material key customer of the Company, similar to other defense sector companies, and even prior to the IMI acquisition, Elbit enjoyed a strong reputation and strategic position in Israel's defense market, which is a proving ground for new products and technologies, contributing to qualifying its global product and service offering. Midroog believes that sales to the Israeli Ministry of Defense have lower margins than in some global territories, which adds to the pressure on profitability.
The IMI acquisition transaction is complex and includes long-term milestones which pose operating challenges to Elbit, along with high obligations
Midroog sees organizational and financial challenges facing Elbit in this acquisition, primarily in the following three areas: First, expected over the short to medium term, is integrating IMI and addressing IMI's extensive agreed retirement program for IMI employees, which has been signed with the employee union and with the General Workers' Union. This program should be gradually implemented over the coming years. The second area requires IMI to recover its current cash flow, to support sales growth, investment in R&D and improved profitability. IMI has struggled for many years with increasing its revenues and improving its profitability, due to low operating efficiency and to cash flow challenges. In recent years, IMI has taken a range of streamlining measures, but IMI is still recording high losses. Another area is Elbit's undertaking, in conjunction with this transaction, to vacate most of the area occupied by IMI in Ramat HaSharon and to relocate IMI operations to Ramat Beqa in the Negev Region – these are planned for the medium to long term, by 2025. On the other hand, the transaction provides long-term potential (mostly in 2023) for significant monetary compensation payable to IMI by the State, after vacating the land in Ramat HaSharon and relocating IMI operations to the Negev, as well as vacating other land currently used by IMI. The set of agreements between Elbit, IMI and State entities (Ministry of Defense, ILA and others) is complex, stipulating milestones over several years to come and may face hurdles which are not foreseeable at this preliminary stage. Midroog assumes that Elbit's successful track record with major M&A’s in the past would support such challenges.
The strong order backlog supports continued growth in Elbit revenues, along with erosion of profitability due to IMI consolidation
The Company's order backlog grew by a significant 6% in the most recent 4 quarters, to USD 8.1 billion as of September 30, 2018. The ratio of order backlog to revenues was 2.2, similar to the end of 2017 and higher

6	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

than the average for previous years, due to longer contracts in the mix. The ratio of order backlog to revenues offers strong revenue visibility and good protection against unforeseen changes in the business environment over the short to medium term. Company profitability was eroded in 2018, due to its growth strategy in recent years, and is not favorable for the rating. Gross margin was at 28.4% of revenues for the first 9 months of 2018, compared to a three-year average of 29.3%; operating margin was at 8.0% of revenues, compared to a three-year average of 8.9%. In our opinion, the Company has relatively low operational flexibility. The Company's technological advantage and its ability to provide innovative and relevant solutions are based on R&D expenditure, which constitutes a major part of the Company's cost structure (net R&D rate, excluding external participation in R&D, is 8.9% on average over the past three years). Midroog estimates that R&D costs will remain high in the short and medium term, given the Company's strategy to maintain its industry positioning and its relative advantages. We believe that the Company's capacity to improve efficiency is relatively low, in light of the need to maintain high-quality human resources and technological innovation, which are part of its ability to compete in this industry, as well as the constant demand for flexibility and the capacity to provide dynamic solutions for evolving needs.
Midroog's base scenario with regard to Elbit operations, excluding IMI, assumes 3%-4% growth in the order backlog over the coming year. Midroog estimates that Company revenues would grow by 7% in 2018 and by 4% in 2019, primarily based on the increase in order backlog in the past year as well as the expectation of continued growth thereof. Midroog assumes continued pricing pressure, compliance with project budgets and shorter launch times, which would require continued investment in R&D and marketing, with operating margins (before other income/expenses) expected to range between 8.0% to 9.0%.
IMI revenues is expected to account for 12% of Elbit's consolidated revenues post-transaction, but this consolidation should, in our opinion, negatively impact the average profitability due to weak profitability at IMI, depending on the extent to which operating synergies are achieved. The potential for improved profitability at IMI, due its acquisition by Elbit, lies in implementing the agreed retirement program and streamlining of the work force, improved procurement and inventory management, increased sales and improved products. Over the short term, Midroog assumes implementation of a few streamlining measures, mostly with regard to payroll expenses and certain operating synergies. This assumption results in average operating margin of 6%-7% for the consolidated company.
Elbit faces the IMI transaction with a historically high debt level, due to a sharp increase in working capital and the significant acquisition of Universal. The Company's ability to reduce its debt is uncertain, and at this stage does not appear to be likely
Following several years of gradual decline in financial debt, due inter alia to the slower acquisition pace, the Company's financial debt and debt to CAP ratio have increased, starting in 2017, due to the sharply higher need for working capital and the Universal transaction (USD 120 million), with no change to the dividend policy to shareholders. The increase in working capital partially reflects the more competitive market conditions, with the Company required to offer longer credit days as part of its overall offering to customers. Moreover, working capital was influenced by adoption of accounting standard ASC 606, as from January 1, 2018, which resulted in the Company recognizing contracting revenues from customers sooner, consequently resulting in higher un-billed revenues. Midroog believes that the IMI transaction would impose on Elbit financial liabilities amounting to USD 700 million, including cash payment to the State of Israel upon closing, deferred payments to the State of Israel with respect to the transaction, liability with respect to agreed retirement of IMI employees and severance pay liabilities, as well as financing IMI's working capital and reducing IMI's borrowing from the banking system. This would be partially offset by a decrease in working capital needs of Elbit itself in the fourth quarter and a decrease in bank credit. The adjusted financial debt at end of 2018 (i.e. after closing of the transaction) should amount, in our opinion, to USD 1.4 billion (compared to USD 0.8 billion as of September 30, 2018 and to USD 0.55 billion as of December 31, 2017).

7	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

Midroog's base scenario assumes Elbit EBITDA for 2018 would be USD 430 million (before IMI consolidation), and would range between USD 430-470 million in 2019-2020 (with IMI consolidation). Funds from operations (FFO) would be impacted by the increase in financial debt and should range between USD 350-380 million per year. Midroog assumes gradual return of working capital during 2019, due to expected growth in revenues and assuming no significant change to market conditions in this regard. Midroog further assumes continued capital investment in fixed assets, at USD 100-120 million per year (for the consolidated company), as well as investment in M&A at USD 20 million per year. We also assume that the Company would pursue its financial policy of dividend distribution of 30% of net earnings. Concurrently, Elbit is expected to pay for employee retirement pursuant to the agreed retirement outline for IMI employees. All of the foregoing results in a moderately negative free cash flow (FCF) for the Company in 2019-2020. Moreover, the Company is expected to receive certain cash flows in these years, with respect to start of the relocation process, which may result in a positive, although non-material free cash flow. Consequently, Midroog expects in 2019-2020 slower debt coverage ratios for Elbit (consolidated with IMI), to X3.0 for adjusted financial debt to EBITDA and to X4.0 for adjusted financial debt to FFO, compared to X1.8 and X2.3 as of September 30, 2018 (for the 4 most recent quarters). Midroog does not preclude the possibility of a more positive scenario, with stronger improvement in IMI profitability, also depending on the pace of departure of IMI employees and the increase in IMI revenues, which should positively affect profitability over the medium term. Under this scenario, better coverage ratios are likely – although not before the end of 2020.
The Company's shareholder equity and leverage ratio on the balance sheet, as measured by the ratio of adjusted debt to CAP, at a moderate and rating-appropriate 29% as of September 30, 2018, are expected to be affected by the IMI acquisition transaction structure, with provisions and liabilities to be recognized with respect to IMI and, on the other hand, compensation payable to the Company by the State of Israel. Midroog assumes higher leverage over the short term. Over the medium term, we assume that build-up of equity cushions would continue from accrued net earnings in excess of dividend distribution, based on the Company's conservative dividend policy.
The Company would be required to re-finance debt over the coming year, to re-finance the transaction and given the heavy repayment burden in 2020
The strong volatility of the Company's working capital needs over-shadows its liquidity, requiring the Company to maintain significant credit facilities. In the fourth quarter of 2018, the Company is expected to release part of the working capital financed during the year, at least until it would be re-allocated in 2019. Concurrently, the Company is preparing for the IMI transaction with significant increase in signed short-term credit facilities, along with a relatively light repayment schedule over the coming year. Midroog believes that upon closing of the transaction, the Company's short-term borrowing component has grown, but the Company may re-schedule this debt later in the year, in order to improve liquidity and to hedge the adjustable interest rate risk. As noted above, the Company is not expected to generate significant free cash flow in 2019-2020, under Midroog's base scenario; the Company also has a heavy repayment burden in 2020 (in excess of USD 500 million), mostly in long-term loans. We believe that the Company has high financial flexibility due to its strong operating sources, diversified financing sources, good access to financing sources, as well as its business positioning. The Company is sufficiently compliant with existing financial covenants with respect to Company debt.

8	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

Rating outlook
Factors that could lead to a rating downgrade:

•	Erosion of Company profitability beyond Midroog's base scenario

•	Ratio of adjusted financial debt to EBITDA higher than X2.5 over time
Company profile
Elbit Systems Ltd. is an international high technology Company based in Israel, engaged directly and through subsidiaries in development, manufacturing, integration and marketing of systems and products for defense, homeland security and commercial applications for use in air, sea and land. The Company is (indirectly) 45.8% owned by Mr. Michael Federmann and the remainder is owned by institutional investors and by the public. The Company CEO is Mr. Bezhalel Machlis.
Rating history
Related reports
Elbit Systems Ltd.
Rating of Defense Industry Companies –Methodology Report – February 2014
Midroog's rating scales and definitions
Table of Affinities and holdings
These reports are available on the Midroog website at: www.midroog.co.il
General information

Rating report date:	January 6, 2019
Most recent rating update date:	June 28, 2018
Initial rating issue date:	May 1, 2010
Rating initiated by:	Elbit Systems Ltd.
Rating paid for by:	Elbit Systems Ltd.
Information from the issuer
In its ratings, Midroog relies, inter alia, on information received from competent organs of the issuer.

9	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.
Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

10	06/01/2019	Elbit Systems Ltd. – Monitoring

Midroog

Copyright © All rights reserved to Midroog Ltd. (hereinafter: “Midroog”).

This document, including this paragraph, is copyrighted by Midroog, and is protected by copyright and by intellectual property law. This document may not be copied, or otherwise scanned, amended repackaged, further transmitted, transferred, disseminated, redistributed, duplicated, displayed, translated, resold, or stored for subsequent use for any such purpose, in whole or in part, in any form or manner or by any means whatsoever, by any person, without advance written consent from Midroog.
Caveat regarding the limitations of a rating and the risks of relying on a rating, and caveats and reservations in respect to the activity of Midroog Ltd. and the information appearing on its website
Ratings and/or publications issued by Midroog are or contain Midroog’s subjective opinions about the relative future credit risk of entities, credit obligations, debts and/or debt-like financial instruments, that apply on the date of their publication, and as long as Midroog has not changed the rating or withdrawn it. Midroog's publications may contain assessments based on quantitative models of credit risks, as well as related opinions. Ratings and publications by Midroog do not constitute a statement about the accuracy of the facts at the time of the publication or in general. Midroog makes use of rating scales to issue its opinions, according to definitions detailed in the scale itself. The choice of a symbol to reflect Midroog’s opinion with respect to credit risk reflects solely a relative assessment of that risk. Midroog’s ratings are issued on a national scale and, as such, are opinions of the relative creditworthiness of issuers and financial obligations within Israel. National scale ratings are not designed to be compared between countries; rather, they address relative credit risk within a given country.
Midroog defines credit risk as the risk that an entity may fail to meet its contractual financial obligations on schedule and the estimated financial loss in the event of default. Midroog's ratings do not address any other risk, such as risks relating to liquidity, market value, change in interest rates, and fluctuation in prices or any other element that influences the capital market.
The ratings and/or publications issued by Midroog do not constitute a recommendation to buy, hold, and/or sell bonds and/or other financial instruments and/or make any other investment and/or forgo any of these actions.
Nor do the ratings and/or publications issued by Midroog constitute investment advice or financial advice, nor do they address the appropriateness of any given investment for any specific investor. Midroog issues ratings on the assumption that anybody making use of the information therein and of the ratings will exercise due caution and make his own assessment (himself and/or through authorized professionals) of the merit of any investment in a financial asset that he is thinking of buying, holding or selling. Every investor should obtain professional advice in respect to his investments, to the applicable law, and/or to any other professional issue.
NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MIDROOG IN ANY FORM OR MANNER WHATSOEVER.
Midroog’s credit ratings and publications are not intended for use by retail investors and it would be reckless and inappropriate for retail investors to use Midroog’s credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

All the information contained in Midroog ratings and/or publications, and on which it relied (hereinafter: "the Information") was delivered to Midroog by sources (including the rated entity) that it considers credible. Midroog is not responsible for the accuracy of the Information and presents it as provided by the sources. Midroog exercises reasonable means, to the best of its understanding, so that the Information is of sufficient quality and that it originates from sources Midroog considers to be credible, including information received from independent third parties, if and when appropriate. However, Midroog does not carry out audits and cannot therefore verify or validate the Information.
The provisions of any Midroog publication other than one expressly stated as a methodology do not constitute part of any Midroog methodology. Midroog may change its position regarding the content of such publications at any time.
Subject to applicable law, Midroog, its directors, its officers, its employees and/or anybody on its behalf involved in the rating shall not be held responsible under law, for any damage and/or loss, financial or other, direct, indirect, special, consequential, associated or related, incurred in any way or in connection with the Information or a rating or a rating process, including not issuing a rating, including if they were advised in advance of the possibility of damage or a loss as said above, including but not confined to (a) any loss of profit in present or future, including the loss of other investment opportunities; (b) any loss or damage caused consequential to holding, acquisition and/or selling of a financial instrument, whether it is a subject of a rating issued by Midroog or not; (c) any loss or damage caused consequential to the relevant financial asset, that was caused, inter alia and not exclusively, as a result of or in respect to negligence (except for fraud, a malicious action or any other action for which the law does not permit exemption from responsibility) by directors, officers, employees and/or anybody acting on Midroog's behalf, whether by action or omission.
Midroog maintains policies and procedures in respect to the independence of the rating and the rating processes.
A rating issued by Midroog may change as a result of changes in the information on which it was based and/or as a result of new information and/or for any other reason. Updates and/or changes in ratings are presented on Midroog’s website at http://www.midroog.co.il.

11	06/01/2019	Elbit Systems Ltd. – Monitoring